CINAR TO LAUNCH LIVE ENTERTAINMENT DIVISION

MONTREAL (Quebec) Canada-February 20, 2003 - CINAR Corporation, as part of its diversification strategy, announced today its decision to broaden the Company’s entertainment offering through the establishment of a live entertainment division. This decision follows upon an undertaking by the Company to enhance the profitability and growth potential of its Entertainment Division.

“CINAR’s Board recognizes a clear opportunity in live entertainment and real synergies to be achieved between its present entertainment activities and those of a new live entertainment division,” said Stuart Snyder, President and CEO of CINAR. “We will now embark on a process of putting the appropriate infrastructure in place to make live entertainment an integral part of CINAR’s future growth and profitability.”

In this regard,

CINAR has entered into an agreement to acquire the live touring rights to two properties. However, the finalization of the agreement is conditional upon due diligence and certain conditions set out in the agreement being met to the satisfaction of CINAR’s Board. If the Company proceeds with the acquisition of the live touring rights to the two properties, it will be committed to spend approximately US$6.6 million on their development and production over a minimum of two years. An officer of CINAR is a shareholder having significant financial interests in the company assigning the rights. However, that person’s shares of the assigning company are held in a blind trust.

Due to confidentiality agreements that are in place with respect to the two properties, neither the names of the properties that may be acquired, the name of the company assigning the rights nor the name of the officer who is a significant shareholder in the assigning company can be disclosed at this time.

CINAR Corporation is a integrated entertainment and education company involved in the development, production, post-production and worldwide distribution of non-violent, quality programming and educational products for children and families. CINAR’s web site is www.cinar.com

FOR INFORMATION:

Ken Cavanagh

514 843-2386

This release may include information that could constitute forward-looking statements made pursuant to the safe harbour provision of the Private Securities Litigation Reform Act of 1995 (U.S.). Forward-looking statements are identified by words such as “believe”, “anticipate”, “expect”, “intend”, “plan”, “will”, “may” and other similar expressions. Actual results or conditions may differ from those anticipated by these and other forward-looking statements. Such forward-looking statements are subject to a number of known or unknown risks and uncertainties.